Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED

31 DECEMBER 2016

CHAIRMAN’S STATEMENT

2016 Overview: Growth, Development and Breakthrough

The year 2016 marked the beginning of the “13th Five-Year Plan” and was also a year in which the Company achieved fruitful results with pioneering spirit. Specifically, we achieved good results, emphasizing on the protection function of insurance, adhering to the operating guideline of “prioritizing value, strengthening sales force, optimizing business structure, achieving stable growth and safeguarding against risks”, and actively promoted supply-side reform. We achieved an incredible result not only in the history of the Company but also in the history of the industry.

New records for business development. During the Reporting Period, the Company’s gross written premiums were RMB430,498 million, an increase of 18.3% year-on-year, the highest growth since 2009, making the Company the first and the sole insurance company with premiums exceeding RMB400,000 million in China. First-year regular premiums were RMB93,945 million, an increase of 51.8% year-on-year, and first-year regular premiums with ten years or longer payment duration were RMB51,378 million, an increase of 59.0% year-on-year, both indicators setting record highs. Premiums from short-term insurance were RMB40,060 million, an increase of 23.7% year-on-year. Renewal premiums were RMB223,502 million, exceeding RMB200,000 million for the first time, realizing an increase of 16.6% year-on-year, and setting a record high since 2012.

Commission File Number 001-31914

Great breakthrough in business restructuring. The Company continued reducing its single premium business in the bancassurance channel and focused on accelerating the growth of first-year regular premium business. First-year regular premiums and first-year regular premiums with ten years or longer payment duration doubled over the past two years. The percentage of first-year regular premiums in long-term new policy premiums was 56.28%, an increase of 12.06 percentage points year-on-year. The first-year regular premiums surpassed single premiums for the first time since the listing of the Company. Of these, the percentage of first-year regular premiums with ten years or longer payment duration in first-year regular premiums was 54.69%, an increase of 2.49 percentage points year-on-year. Along with the high growth of the businesses, the premium payment duration was also lengthened, resulting in the initial establishment of a sustainable development model with first-year premiums driven by first-year regular premiums and gross written premiums driven by renewal businesses. Meanwhile, the Company pushed forward the product diversification strategy, promoted product innovation, put more efforts into developing protection type businesses, and continually optimized the business structure. The value of one year’s sales was RMB49,311 million, an increase of 56.4% year-on-year, with the value doubled over the past two years.

New enhancement in competitiveness. “No matter how long and difficult the road is, one can reach the destination with steady walks.” Being market-oriented, centering around the development of individual insurance as the guideline and pushing forward the three core strategies of developing individual business, focusing on large and medium-sized cities and reinforcing rural business development with concerted efforts, the Company was committed to improving sustainable development capability and the competitiveness in key markets. With a leading market share in terms of gross written premiums, the Company also took the lead in terms of first-year regular premiums and sales force in the exclusive agent channel whose core role has been brought into full play. Competitive landscape in large and medium-sized cities has continued to improve and first-mover advantage in rural market has been further reinforced. As at the end of the Reporting Period, the total number of sales force across all channels was 1.814 million, an increase of 57.1% year-on-year. The number of productive agents grew significantly, and remarkable achievements have been made in the size expansion and quality improvement of the sales force.

New progress in reform and innovation. Being customer-oriented and accelerating the construction of a “New Generation of Integrated Business Processing System”, the Company started its business process reengineering, constructed a new business mode and technological infrastructure, and launched two platforms of “China Life E-Store” and “China Life E-Bao Mobile Customer Services System”, as well as more than twenty new applications, through which customer experience and operational efficiency have been significantly improved, and as a result, the Company has taken a solid step in the transformation to an Internet-based operation and management mode. In addition, the Company built a motivating platform for innovation, and established four operation and management innovation pilot zones where the atmosphere of reform and innovation was strong and the fruitful results generated by innovation were gradually emerging.

Commission File Number 001-31914

New stride in comprehensive strength. As at the end of the Reporting Period, total assets of the Company amounted to RMB2.70 trillion, an increase of 10.2% year-on-year, remaining at the first place in the industry, and investment assets amounted to RMB2.45 trillion, an increase of 7.2% year-on-year. Core solvency ratio and comprehensive solvency ratio of the Company reached 280.34% and 297.16%, respectively. The Company achieved an industry-leading score in the “Solvency Aligned Risk Management Requirements and Assessment” (“SARMRA”) conducted by the China Insurance Regulatory Commission (the “CIRC”). In order to accommodate new situations of economic and financial development and meet comprehensive needs of customers, the Company successfully increased its stakes in China Guangfa Bank Co., Ltd. (“CGB”), and a concerted action plan between CGB and the Company was initiated, under which insurance products sold by CGB business outlets grew rapidly and preliminary synergy effects from insurance-banking collaboration are emerging.

Retrospective Review: Seizing opportunities, Sticking to the inherent rules, Harmonizing with the stakeholders

In 2016, at the 20th anniversary of the separated operation of life insurance business and the overall adoption of the individual agent system, the Company has achieved outstanding results in leap-frog development of its business and a historic breakthrough in business restructuring. What the Company has achieved in 2016 is the result of advancement with great endeavor and accumulated hard work for many years. Extensive experience in the Chinese insurance market tells us that fulfilling the essence of the insurance industry requires persistence, and the new era of reform needs enthusiasm and innovation.

Seizing opportunities. “A flexible person with good knowledge can win, and a creative person with integrity can make progress.” Reform and opening-up over three decades has brought profound changes to China’s economy and society, and the consistent improvement of the market economy has laid an institutional foundation for the insurance industry. In particular, since the issuance of the “Several Opinions of the State Council on Accelerating the Development of the Modern Insurance Service” in 2014, developing the commercial insurance industry has become a national commitment. Seizing the opportunities and adhering to the guideline of “development as the first priority”, the Company was committed to continuous growth of the value of our business and the upgrade of insurance supply so as to meet the increasing insurance demands of customers. Adapting to changes in the demographic structure, changes in the ways of care for senior citizens, new requirements for social security, and healthcare system reforms, the Company implemented the strategy of “Integrated Pension and Inclusive Healthcare Service”. Specifically, the Company undertook more than 250 supplementary major medical insurance projects, providing services for 420 million people; carried out innovative smart pension services by establishing senior living communities in places such as Beijing, Suzhou, Tianjin, and Sanya; and creating a healthcare and pension service sub-brand called “China Life Senior Living Homes”, forming a strategic layout of the senior living communities featuring “Three Points in a Line and Evergreen in Four Seasons”; and the Company sped up its presence in the healthcare and medicare industry and extended the healthcare industry chain. Firmly following the anti-poverty strategy of the state, the Company advanced the mode of poverty alleviation by means of insurance in Ningxia, Gansu and Chongqing and developed inclusive businesses such as micro-insurance to achieve a unification between economic and social benefits. With the help of the national “Internet+” initiative, the Company deeply integrated IT innovation results and life insurance business, advancing the construction of “High-tech China Life” and firmly facilitating reform and innovation throughout the Company.

Commission File Number 001-31914

Sticking to the inherent rules. “For anything to succeed, it requires thorough consideration and then forceful execution.” As a leader in the industry, the Company’s development echoed the path of life insurance industry in China towards “an insurance superpower” in the world. Just as the leap-frog development of the Chinese insurance industry has not always been smooth, China Life’s development is full of obstacles. In many years of our professional operation, we learned by doing and did by learning, increasingly realizing the significance of “knowing the rules, following the rules and practicing the rules”, which is the greatest advantage of an insurance operation. Adhering to the philosophy of “prudent operation and credible service”, we controlled the cost of liabilities to a reasonable level and realized an interactive linkage between assets and liabilities; sticking to the development plan of focusing on value, regular premiums, individual insurance, sales force and urban areas and taking value as the guide, we coordinated the relations among shareholders, employees, sales force and customers; we put great efforts into developing long- and medium-term regular businesses and protection type products, optimizing business structure and reinforcing sustainable development; we followed a route of business growth driven by development of sales force, including both its size expansion and quality improvement, and continually expanded our business coverage and the rate of market penetration. While persisting in our constant recurring rules, we realized “change is the only constant”, such that we took “innovation driven” as the general strategy and have been actively building the Company to be an innovative enterprise. We need to achieve accelerated growth while building a firm foundation and look for opportunities and momentum while embracing the changes.

Harmonizing with the stakeholders. “Victory is ensured when people pool their strength; success is secured when people pour their talents together.” We value customer interests, offer solutions based on customer needs, and cultivate new customers while maintaining existing customers so that customer resources become the value engine for corporate development. We listen to the opinions of investors, and communicate with investors in all respects, and in addition to ensuring that shareholders share in the growth of the Company, we also actively include opinions of investors into the Board’s decision making process. Knowing the truth that “prosperity of a business is driven by people”, we listen to employees and agents, improve the talent development system, advance the China Life “entrepreneur” project, and build platforms for employees’ and agents’ career development, thus steadily increasing the income of the sales force and enhancing the organic driving force. Consciously contributing to the economy and society and actively engaging in public welfare undertakings, we are an excellent corporate citizen. With the expectations of the Company’s stakeholders being generally satisfied and stronger senses of achievement being fulfilled by employees and agents, the corporate culture of “success for you, success by you” could be further promoted.

Commission File Number 001-31914

2017 Outlook: Stability, Transformation and Development

“With a new year coming, spring is back on the earth”. The year 2017 is a year of deepening the supply-side structural reform and also an important year to make China Life stronger and better. Based on a comprehensive analysis of domestic and international situations, the global economy is expected to continue its slow growth, and instability and uncertainty are significantly increasing. China is in a critical stage of overcoming obstacles, with its economy facing downside pressure and challenges. Despite all these problems accompanying advancement and development, the fundamental trend of a slower but stable performance with good momentum for economic growth in China remains unchanged, and golden opportunities for the development of the insurance industry still exist. Especially, with more stringent regulations and requirements set by the CIRC and the advancement of the industry’s transformation, more opportunities arise for a value-oriented and prudent company like China Life.

Standing at a new starting point, we will stick to the general keynote of “making steady progress”, focusing on “stability” of the Company’s strategies and operations, and seeking “progress” in transformation and innovation. The Company will stick to the guideline of supply-side reform, strictly follow the right direction, and advance the three critical tasks of accelerated growth, transformation and upgrade, and risk prevention and control to improve the level of supply. We will accelerate our transformation to an operation and management mode which is customer-oriented, featured by Internet and artificial intelligence, so as to substantially improve customer experience and make China Life the first choice for customers. We will establish a professional and systematic sales channel management system, fully promote the sales transformation, and further improve the quality and efficiency of development; adhere to the value-oriented principle, serve the overall interests of the country, enhance our investment capabilities, and do our best to raise profit while effectively preventing investment risks; strengthen the management of assets and liabilities, push forward the diversification of products, increase our efforts in developing the protection type businesses, and gradually promote the diversification of the Company’s profit sources. Meanwhile, we will thoroughly implement a cross-channel operation as well as insurance-banking collaboration, promote the integration of resources in a deeper and more diverse direction, and fully exploit the development potential. In the meantime, we will also implement the strategy of innovation driven development with great efforts, deepen the market-oriented reform, take advantage of our strengths, and continually enhance the Company’s development momentum.

The times offer China Life a historic opportunity to develop and prosper, and a noble mission to serve the society. We will put ourselves in customers’ position, uphold virtues and improve ourselves day after day to achieve perfection.

Commission File Number 001-31914

MANAGEMENT DISCUSSION AND ANALYSIS

I	Business Overview of 2016

(I)	Key Performance Indicators

	RMB million
	2016	2015

Net premiums earned	426,230	362,301
Premiums from new policies	206,996	172,364
Including: First-year regular premiums	93,945	61,900
First-year regular premiums with ten years or longer payment duration	51,378	32,312
Gross investment income	108,151	140,160
Net profit attributable to equity holders of the Company	19,127	34,699
Value of one year’s sales	49,311	31,528
Including: Exclusive individual agent channel	46,326	28,851
Group insurance channel	375	371
Bancassurance channel	2,610	2,306

	As at 31 December 2016	As at 31 December 2015

Embedded value	652,057	560,277
Number of in-force policies (hundred million)	2.46	2.16
Policy Persistency Rate (14 months) (%) Note	90.20	90.00
Policy Persistency Rate (26 months) (%) Note	85.90	85.50

Note:	The Persistency Rate for long-term individual life insurance policy is an important operating performance indicator for life insurance companies. It measures the ratio of in-force policies in a pool of policies after a certain period of time. It refers to the proportion of policies that are still effective during the designated month in the pool of policies whose issue date was 14 or 26 months ago.

Commission File Number 001-31914

In 2016, facing the complex and changing economic environment and the challenges from the fierce market competition, the Company adhered to the overall strategy of innovation-driven development, regarded transformation and upgrading as the main focus, followed the business strategy of “prioritizing value, strengthening sales force, optimizing business structure, achieving stable growth and safeguarding against risks”, accelerated the development of its core businesses, and advanced the transformation of its sales model. The Company worked cohesively as a whole to improve, explore and innovate, so as to achieve a great-leap-forward development and a historic breakthrough of business restructuring, setting a great start for the “13th Five-Year Plan”.

During the Reporting Period, the Company’s net premiums earned were RMB426,230 million, an increase of 17.6% year-on-year, which made the Company the first and the sole insurance company in China with premiums exceeding RMB400,000 million. The Company’s market share1 was approximately 19.9%, remaining the first place in the industry.

Out of the premiums from new policies, first-year regular premiums amounted to RMB93,945 million, an increase of 51.8% year-on-year, which surpassed the single premiums for the first time since the listing of the Company. First-year regular premiums with ten years or longer payment duration reached RMB51,378 million, increased by 59.0% year-on-year. Both of them doubled over the past two years, with their growth rates setting record highs since the listing of the Company. Renewal premiums reached RMB223,502 million, an increase of 16.6% year-on-year, which set a record high in the past five years. As at 31 December 2016, the number of in-force policies increased by 13.9% from the end of 2015. The Policy Persistency Rate (14 months and 26 months) reached 90.20% and 85.90%, respectively; and the Surrender Rate2 was 3.54%, a decrease of 2.01 percentage points from 2015.

The Company adhered to the value-oriented principle and actively promoted the development of long-term regular businesses and protection type businesses. In 2016, the value of one year’s sales was RMB49,311 million, an increase of 56.4% year-on-year, setting a record high since the year 2005, with the value doubled over the past two years. As at 31 December 2016, the embedded value of the Company was RMB652,057 million, an increase of 16.4% year-on-year.

As affected by such factors as the downturn of interest rate and the fluctuations in the capital market, the Company’s gross investment income in 2016 was RMB108,151 million, a 22.8% decrease year-on-year. Due to the decrease in gross investment income and the update on the discount rate assumption for reserves of traditional insurance contracts, during the Reporting Period, net profit attributable to equity holders of the Company was RMB19,127 million, a 44.9% decrease year-on-year.

[1]	Calculated according to the premium data of life insurance companies in 2016 released by the CIRC.
[2]	Surrender Rate = Surrender payment/(Liability of long-term insurance contracts at the beginning of the period + Premium of long-term insurance contracts)

Commission File Number 001-31914

(II)	Insurance Business

1.	Gross written premiums categorized by business:

For the year ended 31 December	RMB million
	2016	2015

Life Insurance Business	361,905	308,169
First-year business	160,590	134,449
Single	72,973	78,068
First-year regular	87,617	56,381
Renewal business	201,315	173,720
Health Insurance Business	54,010	42,041
First-year business	32,141	24,435
Single	25,852	18,993
First-year regular	6,289	5,442
Renewal business	21,869	17,606
Accident Insurance Business	14,583	13,761
First-year business	14,265	13,480
Single	14,226	13,403
First-year regular	39	77
Renewal business	318	281

Total	430,498	363,971

During the Reporting Period, gross written premiums from the life insurance business of the Company amounted to RMB361,905 million, an increase of 17.4% year-on-year. Of these, the first-year regular premiums were RMB87,617 million, an increase of 55.4% year-on-year. The percentage of first-year regular premiums in first-year premiums was 54.56%. Renewal premiums were RMB201,315 million, an increase of 15.9% year-on-year. The Company actively promoted development of the health insurance business and the gross written premiums from which were RMB54,010 million, an increase of 28.5% year-on-year. Gross written premiums from the accident insurance business amounted to RMB14,583 million, an increase of 6.0% year-on-year.

Commission File Number 001-31914

2.	Gross written premiums categorized by channel:

For the year ended 31 December	RMB million
	2016	2015

Exclusive Individual Agent Channel	282,136	225,957
First-year business of long-term insurance	74,813	47,974
Single	283	495
First-year regular	74,530	47,479
Renewal business	199,826	171,632
Short-term insurance business	7,497	6,351
Group Insurance Channel	24,915	20,107
First-year business of long-term insurance	5,430	3,571
Single	4,571	3,372
First-year regular	859	199
Renewal business	703	553
Short-term insurance business	18,782	15,983
Bancassurance Channel	108,256	106,028
First-year business of long-term insurance	85,882	87,222
Single	68,047	73,508
First-year regular	17,835	13,714
Renewal business	21,813	18,558
Short-term insurance business	561	248
Other Channels[1]	15,191	11,879
First-year business of long-term insurance	811	1,209
Single	90	701
First-year regular	721	508
Renewal business	1,160	864
Short-term insurance business	13,220	9,806

Total	430,498	363,971

Notes:

1.	Other channels mainly include supplementary major medical insurance business, tele-sales, etc.
2.	The Company’s channel premium breakdown was presented based on the separate groups of sales personnels including exclusive individual agent team, group insurance sales representatives, bancassurance sales team and other distribution channels.

Commission File Number 001-31914

Exclusive Individual Agent Channel. During the Reporting Period, by optimizing the business structure and improving the quality as well as expanding the size of sales team, businesses of the exclusive individual agent channel achieved a strong growth, remaining the leading position in the market. The gross written premiums from the exclusive individual agent channel of the Company amounted to RMB282,136 million, an increase of 24.9% year-on-year. First-year regular premiums of individual insurance increased by 57.0% year-on-year, first-year regular premiums with ten years or longer payment duration increased by 59.6% year-on-year, the percentages of first-year regular premiums with five years or longer payment duration and first- year regular premiums with ten years or longer payment duration in first-year regular premiums were 86.20% and 62.17%, respectively. Renewal premiums from the exclusive individual agent channel increased by 16.4% year-on-year. Through the implementation of structural transformation and the development strategy aiming at improving the quality and expanding the size of sales force, the Company increased the qualified new recruits, reinforced training for agent managers so as to further improve the productivity of its sales team, consolidate the foundation for sales force development and further optimize its quality. As at the end of the Reporting Period, the number of exclusive individual agents reached 1,495,000, a 52.7% increase from the end of 2015, and the quarterly number of productive agents on average increased by 67.1% year-on-year.

Group Insurance Channel. During the Reporting Period, the group insurance channel actively strengthened the promotion of core businesses, continuously promoted the diversified business development, and the overall business developed steadily. During the Reporting Period, the gross written premiums from the group insurance channel of the Company amounted to RMB24,915 million, an increase of 23.9% year-on-year. The short-term insurance premiums from the group insurance channel amounted to RMB18,782 million, an increase of 17.5% year- on-year. As the sales force in the group insurance channel expanded rapidly, the number of direct sales representatives reached over 85,000 as at the end of the Reporting Period.

Bancassurance Channel. During the Reporting Period, the bancassurance channel deepened the restructuring, accelerated the development of regular premium businesses, continued to reduce single premium business, and improved the business value to the Company. First-year regular premiums from bancassurance channel were RMB17,835 million, an increase of 30.0% year-on- year. The percentage of first-year regular premiums with five years or longer payment duration in first-year regular premiums was 52.17%. Single premiums were RMB68,047 million, a decrease of 7.4% year-on-year. Regular premium businesses made by major banks and postal offices achieved a rapid growth since the Company promoted sales via electronic bank sales channels, such as E-Banking, self-service terminals, mobile banks, etc. During the Reporting Period, the number of sales representatives in the bancassurance channel reached 234,000.

Commission File Number 001-31914

Other Channels. During the Reporting Period, gross written premiums from other channels were RMB15,191 million, an increase of 27.9% year-on-year, among which the first-year regular premiums of long-term insurance from tele-sales increased by over 40% year-on-year. The Company also actively carried out online marketing activities, and both the premiums and the number of insurance policies from on-line sales increased substantially as compared to the same period of last year. The Company also actively and steadily promoted its supplementary major medical insurance business, and as at the end of 2016, had undertaken accumulatively more than 250 supplementary major medical insurance projects serving 420 million people.

(III)	Asset Management

In 2016, the global economy experienced a weak recovery, and the international financial market has undergone a greater fluctuation. The downward pressure on the domestic economy has been eased and the domestic economy was by and large stable. China’s A-share market fluctuated within a narrow range after plummeting at the beginning of the year. The bond market has experienced range-bound fluctuations, and in the fourth quarter, bond yields increased significantly. In 2016, with further optimization of its investment management system, the Company continually expanded the size of market-oriented third party asset management, accelerated the development of its alternative investment platform, and steadily pushed forward the diversified and decentralized investment arrangements. In terms of investment strategies, following the rules for the insurance asset investments and adhering to the general principle of matching assets and liabilities, the Company caught up with the market timing with respect to fixed income investment allocation, increased allocation in assets with long duration, controlled risk exposure and maintained its allocation in equity investment in the open market at a reasonable level. Aiming at making long-term strategic investments in non-traditional assets, the Company continued to further global asset allocations and actively engaged in projects such as health- and pension-related programs, infrastructure and premium commercial properties both within China and abroad, so as to further diversify the sources for investment portfolio income.

As at the end of the Reporting Period, the Company’s investment assets reached RMB2,453,283 million, an increase of 7.2% from the end of 2015. Among the major types of investments, the percentage of bonds was 45.63% as compared to 43.55% as at the end of 2015, the percentage of term deposits was 21.94% as compared to 24.59% as at the end of 2015, the percentage of investment in stocks and funds (excluding money market funds) was 10.05% as compared to 9.34% as at the end of 2015, and the percentage of investment in financial products was 9.28% as compared to 7.44% as at the end of 2015.

Commission File Number 001-31914

1.	Investment Portfolios

As at the end of the Reporting Period, our investment assets categorized by investment object are set out as below:

	RMB million
	As at 31 December 2016		As at 31 December 2015[1]
Investment category	Amount	Percentage	Amount	Percentage

Fixed-maturity investments	1,920,125	78.27%	1,777,180	77.69%
Term deposits	538,325	21.94%	562,622	24.59%
Bonds	1,119,388	45.63%	996,236	43.55%
Financial product investments[2]	143,201	5.84%	117,887	5.15%
Other fixed-maturity investments [3]	119,211	4.86%	100,435	4.40%
Equity investments	421,383	17.17%	411,623	17.99%
Common stocks	140,166	5.71%	111,516	4.87%
Funds[4]	119,973	4.89%	169,485	7.41%
Financial product investments[2]	84,338	3.44%	52,475	2.29%
Other equity investments[5]	76,906	3.13%	78,147	3.42%
Investment properties	1,191	0.05%	1,237	0.05%
Cash and others[6]	110,584	4.51%	97,599	4.27%

Total	2,453,283	100.00%	2,287,639	100.00%

Notes:

1.	The figures as at the end of last year were adjusted on the same basis.
2.	Financial product investments include debt investment plans, equity investment plans, trust schemes, wealth management products, project asset-backed plans, and specialized asset management plans, etc.
3.	Other fixed-maturity investments include policy loans, and statutory deposits-restricted, etc.
4.	Funds include equity funds, bond funds and money market funds, etc. In particular, the balances of money market funds as at 31 December 2016 and 31 December 2015 were RMB13,609 million and RMB67,282 million, respectively.
5.	Other equity investments include private equity funds, unlisted equities, and preference shares, etc.
6.	Cash and others include cash, cash at banks, short-term bank deposits and securities purchased under agreements to resell.

Commission File Number 001-31914

2.	Investment Income

For the year ended 31 December	RMB million
	2016	2015[1]

Net investment income[2]	109,207	97,654
+Net realized gains on financial assets	6,038	32,297
+Net fair value gains/(losses) through profit or loss	(7,094)	10,209
Gross investment income[3]	108,151	140,160
+Net share of profit of associates and joint ventures	5,855	1,974
Gross investment income including net share of profit of associates and joint ventures[4]	114,006	142,134
Net investment yield[5]	4.61%	4.45%
Gross investment yield[6]	4.56%	6.39%
Gross investment yield including net share of profit of associates and joint ventures[7]	4.65%	6.35%

Notes:

1.	The figures for the same period of last year were adjusted on the same basis.
2.	Net investment income include interest income from debt investments, interest income from deposits, dividend and bonus from equity investments, interest income from loans, net income from investment properties, etc.
3.	Gross investment income = Net investment income + Net realized gains on financial assets + Net fair value gains/(losses) through profit or loss
4.	Gross investment income including net share of profit of associates and joint ventures = Gross investment income + Net share of profit of associates and joint ventures
5.	Net investment yield = Net investment income/((Investment assets at the beginning of the period + Investment assets at the end of the period)/2)
6.	Gross investment yield = Gross investment income/((Investment assets at the beginning of the period + Investment assets at the end of the period)/2)
7.	Gross investment yield including net share of profit of associates and joint ventures = (Gross investment income + Net share of profit of associates and joint ventures)/((Investment assets at the beginning of the period + Investments in associates and joint ventures at the beginning of the period + Investment assets at the end of the period + Investments in associates and joint ventures at the end of the period)/2)

Commission File Number 001-31914

In 2016, the balances of investment in fixed income assets and equity assets increased from the end of 2015. As the interest rate generally remained at a low level last year, the yields of the Company’s new investment in fixed income assets decreased, dividend income from equity investment increased as compared to last year and the overall interest income from investment portfolios achieved a stable growth. As affected by the stock market, the spread income and the fair value gains/(losses) through profit or loss decreased materially from last year, impairment losses increased, and the gross investment income decreased as compared to last year. During the Reporting Period, the net investment yield was 4.61%; the gross investment yield was 4.56%, and the gross investment yield including net share of profit of associates and joint ventures was 4.65%. The comprehensive investment yield taking into account the current net fair value changes of available-for-sale securities recognized in other comprehensive income3 was 2.43%.

3.	Major Investments

On 29 February 2016, the Company entered into a share purchase agreement with Citigroup Inc. (“Citigroup”) and an equity transfer agreement with IBM Credit LLC (“IBM Credit”) and Citigroup. Pursuant to such agreements, the Company purchased from Citigroup and IBM Credit an aggregate of 3,648,276,645 shares of CGB at a price of RMB6.39 per share for a total consideration of RMB23,312,487,761.55. Upon the closing of the transaction on 29 August 2016, the Company held 6,728,756,097 shares of CGB, representing 43.686% of the issued share capital of CGB, and became its single largest shareholder. CGB has a stronger differentiating competitive edge in retail, small and micro businesses and other sectors and a well-developed infrastructure construction, which enables it to have a sound foundation for accelerating its development in the future. CGB is highly complementary with the Company in aspects such as asset size, customers and business. After the Company becomes the single largest shareholder of CGB, both parties will have opportunities to collaborate for integrated development in various aspects, including sales channels, customer services and mid-office and back-office operations, which will optimize the operating efficiency, enhance customer loyalty and the capability of integrated financial services, and thereby increasing the comprehensive competitiveness and risk resistance ability. For details, please refer to the announcement published by the Company on the website of the Shanghai Stock Exchange on 1 March 2016 and the announcement on the HKExnews website of the Hong Kong Exchanges and Clearing Limited on 29 February 2016.

During the Reporting Period, there was no other material equity investment or non-equity investment of the Company that is subject to disclosure requirements.

[3]	Comprehensive investment yield = (Gross investment income + Current net fair value changes of available-for-sale securities recognized in other comprehensive income)/((Investment assets at the beginning of the period + Investment assets at the end of the period) /2)

Commission File Number 001-31914

(IV)	Operational Support and Customer Services

With adherence to the “customer-oriented” operating concept and implementing the product diversification strategy with great efforts so as to meet multifarious demands of customers, the Company has been continuously committed to improve the customer experience and to work on the upgrades and development of our services. By the end of 2016, we had provided insurance services to over 500 million customers. In order to provide more convenient and efficient services, the Company actively applied technologies such as mobile Internet, big data and cloud computing. “E-Bao Mobile Customer Services System”, the Company’s on-line service system, has a total number of binding users of 10.99 million, and the number of online applications available on it has reached 49. Based on WeChat and other Internet channels, the Company launched “E-Settlement”, a mobile-based claim settlement service. With this service, the customers are able to remotely apply for claim settlement by themselves, which makes claim settlement service “available on fingertips”. In line with the social security insurance, a pilot program of direct payment for claims was introduced in various areas, which enabled customers to enjoy “five exemption” services (namely, exemption from case reporting, application and counter services, etc.) at home. Moreover, the Company entered into an agreement with the Institute of Medical Information, Chinese Academy of Medical Sciences, the National Health and Family Planning Commission of the People’s Republic of China, to carry out offsite settlement and reimbursement for medical services across provinces under the New Village Cooperative Medical Scheme. As accredited by the CRM Committee of the China Federation of IT Promotion, the “95519” Call Center received the award of “China’s Best Call Center of Year 2015-2016”. During the Reporting Period, the Company promptly responded to 31 critical emergency incidents, including the tour bus accident in Taiwan and the debris flow in Zhejiang Province, launched contingency plans immediately, simplified the procedures and sped up the process of claim settlement, actively performing the responsibility as a member of the insurance industry.

The Company continuously pays attention to the multifarious demands of customers, and strives to build customer service ecosphere in order to improve customer experience. During the Reporting Period, the Company held 12,579 activities in total, such as the 10th “Hand-in- Hand” customer service activities, the 6th “Little Painters of China Life”, China Life “Run for 700”, “China Life Lectures from Gurus” and the “Dream Project”, providing services for more than 7.67 million customers, which helped to maintain a good interaction with customers. Meanwhile, the Company continuously increased the global emergency services and VIP services in order to satisfy the multi-layer and personalized service requirements of customers.

Commission File Number 001-31914

In 2016, the Company pushed forward in full swing the establishment of a new generation of the integrated business processing system, a customer-based, responsive and safe and reliable system characterized by the application of the Internet. The Company is committed to improving its management and operation ability through process evolution. Starting from each aspect with respect to the operation and management of the life insurance business, and focusing on the improvement of customer experience and development of Internet services, the Company fully advanced the re-engineering and optimization of management and operation processes, effectively promoted the transformation of the Company’s business services to a more Internet-based service mode, and continuously enhanced the intensification and intelligent operation capability of the Company.

(V)	Internal Control and Risk Management

The Company continuously complied with Section 404 of the U.S. Sarbanes-Oxley Act. Meanwhile, it implemented procedures for the compliance with standard systems of corporate internal control by following the “Standard Regulations on Corporate Internal Control” and the “Implementation Guidelines for Corporate Internal Control” jointly issued by five PRC ministries and commissions including the Ministry of Finance, etc., and the “Basic Standards of Internal Control for Insurance Companies” issued by the CIRC. Pursuant to the requirements of the CIRC with respect to the China Risk Oriented Solvency System (C-ROSS), the Company pushed forward the establishment of a solvency risk management system, reinforced the mechanism of formation, transmission and application of the risk preference system, and implemented key risk monitoring and risk early-warning classification management, in order to enhance the Company’s ability of solvency risk management. The Company received an industry-leading score in the Solvency Aligned Risk Management Requirements and Assessment (“SARMRA”) conducted by the CIRC in 2016. The Company consistently followed the requirements under anti-money laundering laws and regulations, and performed legal responsibilities including client identity verification, documentation of client identity information and transaction records, money laundering risk classification and report of large sums and suspicious transaction data. Meanwhile, pursuant to external regulatory requirements, the Company conducted special governance on illegal fund raising activities and carried out the review and rectification in key risk areas, which improved the Company’s precaution capability in key risk areas.

In 2016, the Company actively utilized its internal audit and supervision function. In addition to conducting regular audits such as economic responsibility auditing and audit on transactions between connected parties, the Company also conducted special audit projects based on a risk- oriented approach, focusing on audits on the management of orphan policies, supplementary major medical insurance and solvency risk management system. The Company further strengthened the rectification actions with respect to issues identified from audits, so as to improve the Company’s audit rectification system and ensure that the Company operates in compliance with legal requirements.

Commission File Number 001-31914

II	Analysis of Major Items of the Consolidated Financial Statements

(I)	Analysis of Major Items of the Consolidated Statement of Comprehensive Income

1.	Revenues

For the year ended 31 December				RMB million
	2016	2015	Change	Main Reasons for Change

Net premiums earned	426,230	362,301	17.6%	—

Life insurance business	361,649	308,081	17.4%	Fast growth in the first-year regular premiums and renewals

Health insurance business	50,590	40,855	23.8%	Catering to the demand of the market, the Company took efforts to develop health insurance business

Accident insurance business	13,991	13,365	4.7%	Further optimization of business structure and a decrease in certain high claims settlement business

Investment income*	109,147	97,582	11.9%	Please refer to the table below

Net realised gains on financial assets	6,038	32,297	-81.3%	Substantial decrease in spread income of stocks and funds influenced by the fluctuation of the capital market

Net fair value gains/ (losses) through profit or loss	(7,094)	10,209	N/A	Substantial decrease in spread income of stocks influenced by the fluctuation of the capital market

Other income	6,460	5,060	27.7%	An increase in commission fees earned from China Life Property and Casualty Insurance Company Limited (“CLP&C”)

Commission File Number 001-31914

*	Investment Income

For the year ended 31 December				RMB million
	2016	2015	Change	Main Reasons for Change

Investment income from securities at fair value through profit or loss	6,210	1,708	263.6%	An increase in interest income resulting from the growing scale of trading bonds, mainly including commercial papers and corporate bonds

Investment income from available-for-sale securities	37,243	27,476	35.5%	An increase in dividend income from available-for-sale equity investment

Investment income from held-to-maturity securities	24,854	24,541	1.3%	An increase in the allocation of bonds, but with a decline of the rate of return for reinvestments and newly added allocations under the low interest rate environment

Investment income from bank deposits	27,851	32,285	-13.7%	A decrease in negotiated deposits, and a decline of the rate of return for newly added allocations under the low interest rate environment

Investment income from loans	12,018	11,115	8.1%	An increase in the investments of other loans

Other investment income	971	457	112.5%	An increase in the scale of securities purchased under agreements to resell

Total	109,147	97,582	11.9%	—

Commission File Number 001-31914

2.	Benefits, Claims and Expenses

For the year ended 31 December				RMB million
	2016	2015	Change	Main Reasons for Change

Insurance benefits and claims expenses	407,045	352,219	15.6%	—

Life insurance business	360,922	313,612	15.1%	An increase in maturities payable and annuity payment of life insurance business

Health insurance business	40,513	34,398	17.8%	An increase in the scale of health insurance business

Accident insurance business	5,610	4,209	33.3%	Fluctuation in claims expenses of certain business

Investment contract benefits	5,316	2,264	134.8%	An increase in the scale of investment contracts

Policyholder dividends resulting from participation in profits	15,883	33,491	-52.6%	A decrease in investment yield from participating accounts

Underwriting and policy acquisition costs	52,022	35,569	46.3%	An increase in underwriting costs for first-year regular premium business resulting from the growth of the Company’s business and the optimization of its business structure

Finance costs	4,767	4,320	10.3%	An increase in interest income from securities sold under agreements to repurchase

Administrative expenses	31,854	27,458	16.0%	The growth of business

Other expenses	4,859	7,428	-34.6%	Since 1 May 2016, the Company’s income from financial and insurance services is subject to the value-added tax instead of the business tax

Statutory insurance fund contribution	1,048	743	41.0%	The growth of insurance business

Commission File Number 001-31914

3.	Profit before Income Tax

For the year ended 31 December				RMB million
	2016	2015	Change	Main Reasons for Change

Life insurance business	14,732	40,921	-64.0%	A decrease in gross investment income and the impact of the update of discount rate assumption of reserves of traditional insurance contracts

Health insurance business	2,093	557	275.8%	Improvement on health insurance business structure

Accident insurance business	852	1,753	-51.4%	An increase in claims expenses

Other businesses	6,165	2,700	128.3%	Affected by an increase in net share of profit of associates and joint ventures

4.	Income Tax

During the Reporting Period, income tax of the Company was RMB4,257 million, a year-on-year decrease of 60.4%. This was primarily due to the combined impact of the taxable income and deferred tax.

5.	Net Profit

During the Reporting Period, net profit attributable to equity holders of the Company was RMB19,127 million, a year-on-year decrease of 44.9%. This was primarily due to the decrease in gross investment income and the impact of the update of discount rate assumption of reserves of traditional insurance contracts.

Commission File Number 001-31914

(II)	Analysis of Major Items of the Consolidated Statement of Financial Position

1.	Major Assets

				RMB million
	As at 31 December 2016	As at 31 December 2015	Change	Main Reasons for Change

Investment assets	2,453,283	2,287,639	7.2%	—

Term deposits	538,325	562,622	-4.3%	A decrease in the scale of negotiated deposits

Held-to-maturity securities	594,730	504,075	18.0%	An increase in the allocation of bonds

Available-for-sale securities	766,423	770,516	-0.5%	—

Securities at fair value through profit or loss	209,124	137,990	51.6%	An increase in the scale of trading bonds, mainly including commercial papers and corporate bonds

Securities purchased under agreements to resell	43,538	21,503	102.5%	The needs for liquidity management

Cash and cash equivalents	67,046	76,096	-11.9%	The needs for liquidity management

Loans	226,573	207,267	9.3%	An increase in the investments of policy loans and other loans

Statutory deposits – restricted	6,333	6,333	—	—

Investment properties	1,191	1,237	-3.7%	The depreciation of investment properties

Investments in associates and joint ventures	119,766	47,175	153.9%	New investments in associates and joint ventures and an increase in associates’ interests

Commission File Number 001-31914

2.	Major Liabilities

				RMB million
	As at 31 December 2016	As at 31 December 2015	Change	Main Reasons for Change

Insurance contracts*	1,847,986	1,715,985	7.7%	The accumulation of insurance liabilities from new insurance business and renewal business

Investment contracts	195,706	84,106	132.7%	An increase in the scale of certain investment contract accounts

Securities sold under agreements to repurchase	81,088	31,354	158.6%	The needs for liquidity management

Policyholder dividends payable	87,725	107,774	-18.6%	A decrease in investment yield from participating accounts

Annuity and other insurance balances payable	39,038	30,092	29.7%	An increase in maturities payable

Interest-bearing loans and other borrowingsNote	16,170	2,643	511.8%	An increase in borrowings in foreign currency

Bonds payable	37,998	67,994	-44.1%	Redemption of certain subordinated term debts

Deferred tax liabilities	7,768	16,953	-54.2%	Affected by a decrease in the fair value of available-for-sale securities

Note:	Interest-bearing loans and other borrowings include a five-year bank loan of GBP275 million with a maturity date on 17 June 2019, a three-year bank loan of USD948 million with a maturity date on 27 September 2019, a three-year bank loan of USD940 million with a maturity date on 30 September 2019 and a six-month bank loan of EUR100 million with a maturity date on 9 June 2017. All of the above are fixed rate loans.

Commission File Number 001-31914

*	Insurance Contracts

		RMB million
	As at 31 December 2016	As at 31 December 2015

Life Insurance	1,762,363	1,652,469
Health Insurance	77,837	57,024
Accident Insurance	7,786	6,492

Total of Insurance Contracts	1,847,986	1,715,985

As at the date of the statement of financial position, the reserves of various insurance contracts of the Company passed the liability adequacy test.

3.	Equity Holders’ Equity

As at the end of the Reporting Period, equity holders’ equity was RMB303,621 million, a 5.9% decrease from the end of 2015. This was primarily due to the impact of profit distribution and total comprehensive income during the Reporting Period.

(III)	Analysis of Cash Flows

1.	Liquidity Sources

Our principal cash inflows come from insurance premiums, income from non-insurance contracts, interest income, dividend and bonus, and proceeds from sales and maturity of financial assets. The primary liquidity risks with respect to these cash inflows are the risk of surrender by contract holders and policyholders, as well as the risks of default by debtors, interest rate fluctuations and other market volatilities. We closely monitor and manage these risks.

Our cash and bank deposits can provide us with a source of liquidity to meet normal cash outflows. As at the end of the Reporting Period, the balance of cash and cash equivalents was RMB67,046 million. In addition, the vast majority of our term deposits in banks allow us to withdraw funds on deposit, subject to a penalty interest charge. As at the end of the Reporting Period, the amount of term deposits was RMB538,325 million.

Our investment portfolio also provides us with a source of liquidity to meet unexpected cash outflows. We are also subject to market liquidity risk due to the large size of our investments in some of the markets in which we invest. In some circumstances, some of our holdings of investment securities may be large enough to have an influence on the market value. These factors may adversely affect our ability to sell these investments or sell them at a fair price.

Commission File Number 001-31914

2.	Liquidity Uses

Our principal cash outflows primarily relate to the payables for the liabilities associated with our various life insurance, annuity, accident insurance and health insurance products, operating expenses, income taxes and dividends that may be declared and paid to our equity holders. Cash outflows arising from our insurance activities primarily relate to benefit payments under these insurance products, as well as payments for policy surrenders, withdrawals and policyholder loans.

We believe that our sources of liquidity are sufficient to meet our current cash requirements.

3.	Consolidated Cash Flows

The Company has established a cash flow testing system, and conducts regular tests to monitor the cash inflows and outflows under various scenarios and adjusts the asset portfolio accordingly to ensure sufficient sources of liquidity.

For the year ended 31 December				RMB million
	2016	2015	Change	Main Reasons for Change

Net cash inflow/ (outflow) from operating activities	89,098	(18,811)	N/A	An increase in the insurance income and the growth in the scale of the investment contract accounts

Net cash inflow/ (outflow) from investing activities	(104,703)	67,047	N/A	The needs for investment management

Net cash inflow/ (outflow) from financing activities	6,270	(19,415)	N/A	The needs for liquidity management

Foreign exchange gains/(losses) on cash and cash equivalents	285	241	18.3%	—

Net increase/ (decrease) in cash and cash equivalents	(9,050)	29,062	N/A	—

Commission File Number 001-31914

III	SOLVENCY RATIO

An insurance company shall have the capital commensurate with its risks and business scale. According to the nature and capacity of loss absorption by capital, the capital of an insurance company is classified into the core capital and the supplementary capital. The core solvency ratio is the ratio of core capital to minimum capital, which reflects the adequacy of the core capital of an insurance company. The comprehensive solvency ratio is the ratio of the sum of core capital and supplementary capital to minimum capital, which reflects the overall capital adequacy of an insurance company. The following table shows our solvency ratios as at the end of the Reporting Period:

		RMB million
	As at 31 December 2016	As at 31 December 2015 (unaudited)

Core capital	639,396	633,779
Actual capital	677,768	702,076
Minimum capital	228,080	195,553
Core solvency ratio	280.34%	324.10%
Comprehensive solvency ratio	297.16%	359.02%

Note:	The China Risk Oriented Solvency System was formally implemented on 1 January 2016. This table is compiled according to the rules of the system.

The decrease in the Company’s solvency ratio was mainly due to the impact of the higher minimum capital requirement as a result of the growth of the Company’s insurance business.

Commission File Number 001-31914

ANNUAL RESULTS4

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the year ended 31 December 2016

	Notes	2016 RMB million		2015 RMB million

REVENUES
Gross written premiums			430,498		363,971
Less: premiums ceded to reinsurers			(1,758)		(978)

Net written premiums			428,740		362,993
Net change in unearned premium reserves			(2,510)		(692)

Net premiums earned			426,230		362,301

Investment income	1		109,147		97,582
Net realised gains on financial assets	2		6,038		32,297
Net fair value gains/(losses) through profit or loss	3		(7,094)		10,209
Other income			6,460		5,060

Total revenues			540,781		507,449

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims expenses
Life insurance death and other benefits	4		(253,157)		(221,701)
Accident and health claims and claim adjustment expenses	4		(27,269)		(21,009)
Increase in insurance contract liabilities	4		(126,619)		(109,509)
Investment contract benefits	5		(5,316)		(2,264)
Policyholder dividends resulting from participation in profits			(15,883)		(33,491)
Underwriting and policy acquisition costs			(52,022)		(35,569)
Finance costs	6		(4,767)		(4,320)
Administrative expenses			(31,854)		(27,458)
Other expenses			(4,859)		(7,428)
Statutory insurance fund contribution	7		(1,048)		(743)

Total benefits, claims and expenses			(522,794)		(463,492)

Share of profit of associates and joint ventures, net	8		5,855		1,974

Profit before income tax	9		23,842		45,931
Income tax	10		(4,257)		(10,744)

Net profit			19,585		35,187

Attributable to:
– Equity holders of the Company			19,127		34,699
– Non-controlling interests			458		488

Basic and diluted earnings per share	11	RMB	0.66	RMB	1.22

[4]	The “Group” refers to China Life Insurance Company Limited and its subsidiaries in this part.

Commission File Number 001-31914

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (Continued)

For the year ended 31 December 2016

		2016	2015
	Notes	RMB million	RMB million

Other comprehensive income

Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Fair value gains/(losses) on available-for-sale securities		(44,509)	54,080
Amount transferred to net profit from other comprehensive income		(6,038)	(32,297)
Portion of fair value changes on available-for-sale securities attributable to participating policyholders		17,372	(12,767)
Share of other comprehensive income of associates and joint ventures under the equity method		(864)	353
Exchange differences on translating foreign operations		21	10
Income tax relating to components of other comprehensive income	10	8,242	(2,242)

Other comprehensive income that may be reclassified to profit or loss in subsequent periods		(25,776)	7,137

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods		—	—

Other comprehensive income for the year, net of tax		(25,776)	7,137

Total comprehensive income for the year, net of tax		(6,191)	42,324

Attributable to:
– Equity holders of the Company		(6,647)	41,775
– Non-controlling interests		456	549

Commission File Number 001-31914

Notes:

1	INVESTMENT INCOME

	For the year ended 31 December
	2016	2015
	RMB million	RMB million

Debt securities
– held-to-maturity securities	24,854	24,541
– available-for-sale securities	17,499	18,526
– at fair value through profit or loss	5,683	1,382
Equity securities
– available-for-sale securities	19,744	8,950
– at fair value through profit or loss	527	326
Bank deposits	27,851	32,285
Loans	12,018	11,115
Securities purchased under agreements to resell	971	368
Others	—	89

Total	109,147	97,582

For the year ended 31 December 2016, the interest income included in investment income was RMB88,876 million (2015: RMB88,306 million). All interest income was accrued using the effective interest method.

2	NET REALISED GAINS ON FINANCIAL ASSETS

	For the year ended 31 December
	2016	2015
	RMB million	RMB million

Debt securities
Realised gains	189	(4)
Impairment	(143)	—

Subtotal	46	(4)

Equity securities
Realised gains	8,505	32,622
Impairment	(2,513)	(321)

Subtotal	5,992	32,301

Total	6,038	32,297

Net realised gains on financial assets are from available-for-sale securities.

During the year ended 31 December 2016, the Group recognised an impairment charge of RMB1,615 million (2015: RMB147 million) of available-for-sale funds, an impairment charge of RMB898 million (2015: RMB174 million) of available-for-sale common stocks, and an impairment charge of RMB143 million (2015: Nil) of available-for-sale debt securities, for which the Group determined that objective evidence of impairment existed.

Commission File Number 001-31914

3	NET FAIR VALUE GAINS/(LOSSES) THROUGH PROFIT OR LOSS

	For the year ended 31 December
	2016	2015
	RMB million	RMB million

Debt securities	(918)	766
Equity securities	(6,319)	9,324
Stock appreciation rights	191	180
Financial liabilities at fair value through profit or loss	(48)	(61)

Total	(7,094)	10,209

4	INSURANCE BENEFITS AND CLAIMS EXPENSES

	Gross	Ceded	Net
	RMB million	RMB million	RMB million

For the year ended 31 December 2016
Life insurance death and other benefits	253,824	(667)	253,157
Accident and health claims and claim adjustment expenses	27,519	(250)	27,269
Increase in insurance contract liabilities	127,156	(537)	126,619

Total	408,499	(1,454)	407,045

For the year ended 31 December 2015
Life insurance death and other benefits	221,949	(248)	221,701
Accident and health claims and claim adjustment expenses	21,166	(157)	21,009
Increase in insurance contract liabilities	109,847	(338)	109,509

Total	352,962	(743)	352,219

5	INVESTMENT CONTRACT BENEFITS

Benefits of investment contracts are mainly the interest credited to investment contracts.

Commission File Number 001-31914

6	FINANCE COSTS

	For the year ended 31 December
	2016 RMB million	2015 RMB million

Interest expenses for bonds payable	3,126	3,430
Interest expenses for securities sold under agreements to repurchase	1,460	784
Interest expenses for interest-bearing loans and borrowings	181	106

Total	4,767	4,320

7	STATUTORY INSURANCE FUND

As required by the CIRC Order [2008] No. 2, “Measures for Administration of Statutory Insurance Fund”, all insurance companies have to pay the statutory insurance fund contribution to the CIRC from 1 January 2009. The Group is subject to the statutory insurance fund contribution, (i) at 0.15% and 0.05% of premiums and accumulated policyholder deposits from life policies with guaranteed benefits and life policies without guaranteed benefits, respectively; (ii) at 0.8% and 0.15% of premiums from short-term health policies and long-term health policies, respectively; (iii) at 0.8% of premiums from accident insurance contracts, at 0.08% and 0.05% of accumulated policyholder deposits from accident investment contracts with guaranteed benefits and without guaranteed benefits, respectively. When the accumulated statutory insurance fund contributions reach 1% of total assets, no additional contribution to the statutory insurance fund is required.

8	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

	2016 RMB million	2015 RMB million

As at 1 January	47,175	44,390
Change of the cost	68,387	766
Share of profit or loss	5,855	2,984
Declared dividends	(820)	(604)
Other equity movements	(831)	649
Provision of impairment (i)	—	(1,010)

As at 31 December	119,766	47,175

(i)	The Group’s investments in associates and joint ventures are unlisted except for Sino-Ocean Group Holding Limited (“Sino-Ocean”), which is listed on the Stock Exchange of Hong Kong Limited. On 31 December 2016, the stock price of Sino-Ocean was HKD3.47 per share. As at 31 December 2015, an impairment loss of RMB1.01 billion for the investment in Sino-Ocean had been made by the Group. The Group performed an impairment test to this investment on 31 December 2016. The recoverable amount of this investment valued by the Group approximated to the carrying amount and therefore no impairment loss was made for this investment in 2016.

Commission File Number 001-31914

				Movement
	Accounting Method	Cost	As at 31 December 2015	Change of the cost	Share of profit or loss	Declared dividends	Other equity movements	Provision of impairment	As at 31 December 2016	Percentage of equity interest	Accumulated amount of Impairment

Associates
CGB (i)	Equity Method	32,162	22,553	23,492	4,675	—	(491)	—	50,229	43.686%	—
Sino-Ocean (ii)	Equity Method	11,245	12,397	—	551	(248)	(20)	—	12,680	29.991%	(1,010)
CLP&C	Equity Method	6,000	7,812	—	463	(135)	(211)	—	7,929	40.00%	—
COFCO Futures Company Limited (“COFCO Futures”)	Equity Method	1,339	1,397	—	22	—	—	—	1,419	35.00%	—
Sinopec Sichuan to East China Gas Pipeline Co., Ltd. (“Pipeline Company”) (iii)	Equity Method	20,000	—	20,000	—	—	—	—	20,000	43.86%	—
Others (iv)	Equity Method	9,948	246	9,698	285	(266)	444	—	10,407		—

Subtotal		80,694	44,405	53,190	5,996	(649)	(278)	—	102,664		(1,010)

Joint ventures
China Life (Sanya) Health Investments Co., Ltd (“Sanya Company”)	Equity Method	306	306	—	(5)	—	—	—	301	51.00%	—
Others (iv)	Equity Method	18,068	2,464	15,197	(136)	(171)	(553)	—	16,801		—

Subtotal		18,374	2,770	15,197	(141)	(171)	(553)	—	17,102		—

Total		99,068	47,175	68,387	5,855	(820)	(831)	—	119,766		(1,010)

Commission File Number 001-31914

(i)	On 29 February 2016, the Company entered into an acquisition agreement with Citigroup and a tripartite share transfer agreement with IBM Credit and Citigroup. According to the investment agreements, the Company acquired 3,648,276,645 shares of CGB from Citigroup and IBM Credit (3,080,479,452 shares from Citigroup and 567,797,193 shares from IBM Credit) with a total consideration of approximately RMB23.3 billion at RMB6.39 per share. The transaction was settled on 29 August 2016, after which the Company holds 43.686% of CGB’s equity interest. The Company imposes a significant influence over CGB’s financial and operating decisions through its Board of Directors, and therefore CGB has been accounted for as an associate. The new investment cost of CGB includes the capitalised direct cost of the transaction.
(ii)	The 2015 final dividend of HKD0.05 in cash per ordinary share was approved and declared in the Annual General Meeting of Sino-Ocean on 12 May 2016. The Company received a cash dividend amounting to RMB95 million. The 2016 interim dividend of HKD0.079 in cash per ordinary share was approved and declared by the board of directors of Sino-Ocean on 18 August 2016. The Company received a cash dividend amounting to RMB153 million.
(iii)	In December 2016, the Company contributed RMB20 billion in Pipeline Company, holding 43.86% of its equity interest. According to the provisions of the investment agreement and the articles of Pipeline Company, the Company can impose a significant influence over Pipeline Company’s financial and operating decisions through its Board of Directors, and therefore accounted for it as an associate. As at 31 December 2016, the Company had not yet completed the valuation of fair value for the identifiable net assets of Pipeline Company, therefore the carrying value of investment in Pipeline Company was stated at its investment cost.
(iv)	Others are mainly overseas enterprises invested by the Group. The Group invested in real estate, industrial logistics assets and other industries through these overseas enterprises.

As at 31 December 2016, the major associates and joint venture of the Group are as follows:

Name	Country of incorporation	Percentage of equity interest held

Associates
CGB	PRC	43.686%
Sino-Ocean	Hong Kong, PRC	29.991%
CLP&C	PRC	40.00%
COFCO Futures	PRC	35.00%
Pipeline Company	PRC	43.86%

Joint venture
Sanya Company	PRC	51.00%

Commission File Number 001-31914

As at 31 December 2015, the major associates and joint venture of the Group are as follows:

Name	Country of incorporation	Percentage of equity interest held

Associates
CGB	PRC	20.00%
Sino-Ocean	Hong Kong, PRC	29.998%
CLP&C	PRC	40.00%
COFCO Futures	PRC	35.00%

Joint venture
Sanya Company	PRC	51.00%

The following table illustrates the financial information of the Group’s major associates and joint ventures as at 31 December 2016 and for the year ended 31 December 2016:

	CGB RMB million	Sino-Ocean RMB million	CLP&C RMB million	COFCO Futures RMB million	Pipeline Company RMB million	Sanya Company RMB million

Total assets	2,047,592	151,265	72,773	11,287	37,231	799
Total liabilities	1,941,618	101,935	52,950	8,710	5,014	208
Total equity	105,974	49,330	19,823	2,577	32,217	591
Total equity attributable to equity holders of the associates and joint ventures	105,974	43,999	19,823	2,496	32,217	591
Total adjustments (i)	3,163	(1,576)	—	—	—	—
Total equity attributable to equity holders of the associates and joint ventures after adjustments	109,137	42,423	19,823	2,496	32,217	591
Proportion of the Group’s ownership	43.686%	29.991%	40.00%	35.00%	43.86%	51.00%
Gross carrying value of the investments	50,229	13,690	7,929	1,419	20,000	301
Impairment	—	(1,010)	—	—	—	—
Net carrying value of the investments	50,229	12,680	7,929	1,419	20,000	301

Total revenues	55,318	37,748	55,728	375	2,339	1
Net profit/(loss)	9,504	4,446	1,157	66	631	(9)
Other comprehensive income	(1,070)	(164)	(526)	—	—	—
Total comprehensive income	8,434	4,282	631	66	631	(9)

Commission File Number 001-31914

The following table illustrates the summarised financial information of the Group’s major associates and joint venture as at 31 December 2015 and for the year ended 31 December 2015:

	CGB RMB million	Sino-Ocean RMB million	CLP&C RMB million	COFCO Futures RMB million	Sanya Company RMB million

Total assets	1,836,587	148,185	65,634	8,598	600
Total liabilities	1,739,047	99,995	46,103	6,146	—
Total equity	97,540	48,190	19,531	2,452	600
Total equity attributable to equity holders of the associates and joint ventures	97,540	41,231	19,531	2,452	600
Total adjustments (i)	—	239	—	—	—
Total equity attributable to equity holders of the associates and joint ventures after adjustments	97,540	41,470	19,531	2,452	600
Proportion of the Group’s ownership	20.00%	29.998%	40.00%	35.00%	51.00%
Gross carrying value of the investments	22,553	13,407	7,812	1,397	306
Impairment	—	(1,010)	—	—	—
Net carrying value of the investments	22,553	12,397	7,812	1,397	306

Total revenues	54,735	31,226	46,829	390	—
Net profit	9,064	2,251	2,258	15	—
Other comprehensive income	1,028	(80)	379	(15)	—
Total comprehensive income	10,092	2,171	2,637	—	—

The Group had no contingent liabilities with the associates and joint ventures as at 31 December 2016 and 31 December 2015. The Group had a capital contribution commitment of RMB2,991 million with a joint venture as at 31 December 2016 (31 December 2015: Nil).

(i)	Including adjustments for the difference of accounting policies, fair value and others.

9	PROFIT BEFORE INCOME TAX

Profit before income tax is stated after charging/(crediting) the following:

	For the year ended 31 December
	2016 RMB million	2015 RMB million

Employee salaries and welfare costs	15,955	13,045
Housing benefits	838	824
Contribution to the defined contribution pension plan	1,798	1,678
Depreciation and amortisation	2,083	2,036
Foreign exchange losses/(gains)	(582)	(812)
Auditor’s remuneration	58	60

Commission File Number 001-31914

10	TAXATION

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax relates to the same tax authority.

(a)	The amount of taxation charged to net profit represents:

	For the year ended 31 December
	2016 RMB million	2015 RMB million

Current taxation – Enterprise income tax	5,200	15,408
Deferred taxation	(943)	(4,664)

Taxation charges	4,257	10,744

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 25% in the PRC (2015: 25%) is as follows:

	For the year ended 31 December
	2016 RMB million	2015 RMB million

Profit before income tax	23,842	45,931

Tax computed at the statutory tax rate	5,961	11,483
Non-taxable income (i)	(6,080)	(3,324)
Expenses not deductible for tax purposes (i)	4,259	2,655
Unused tax losses	58	1
Tax losses utilised from previous periods	(49)	(41)
Others	108	(30)

Income tax at the effective tax rate	4,257	10,744

(i)	Non-taxable income mainly includes interest income from government bonds, and dividend income from applicable equity securities, etc. Expenses not deductible for tax purposes mainly include brokerages, commissions, donations and other expenses that do not meet the criteria for deduction according to the relevant tax regulations.

Commission File Number 001-31914

(c)	As at 31 December 2016 and 2015, deferred income tax was calculated in full on temporary differences under the liability method using a principal tax rate of 25%. The movements in deferred tax assets and liabilities during the year are as follows:

Deferred tax assets/(liabilities)
	Insurance	Investments	Others	Total
	RMB million	RMB million	RMB million	RMB million
	(i)	(ii)	(iii)

As at 1 January 2015	(8,316)	(12,095)	1,036	(19,375)
(Charged)/credited to net profit	3,673	843	148	4,664
(Charged)/credited to other comprehensive income
– Available-for-sale securities	—	(5,445)	—	(5,445)
– Portion of fair value changes on available-for-sale securities attributable to participating policyholders	3,192	—	—	3,192
– Others	—	11	—	11

As at 31 December 2015	(1,451)	(16,686)	1,184	(16,953)

As at 1 January 2016	(1,451)	(16,686)	1,184	(16,953)
(Charged)/credited to net profit	(614)	1,126	431	943
(Charged)/credited to other comprehensive income
– Available-for-sale securities	—	12,639	—	12,639
– Portion of fair value changes on available-for-sale securities attributable to participating policyholders	(4,343)	—	—	(4,343)
– Others	—	(54)	—	(54)

As at 31 December 2016	(6,408)	(2,975)	1,615	(7,768)

(i)	The deferred tax arising from the insurance category is mainly related to the change of long-term insurance contract liabilities at 31 December 2008 as a result of the first time adoption of IFRSs in 2009 and the temporary differences of short-term insurance contract liabilities and policyholder dividends payable.
(ii)	The deferred tax arising from the investments category is mainly related to the temporary differences of unrealised gains/(losses), which includes available-for-sale securities, securities at fair value through profit or loss, and others.
(iii)	The deferred tax arising from the others category is mainly related to the temporary differences of employee salaries and welfare costs payable.

Unrecognised deductible tax losses of the Group amounted to RMB807 million as at 31 December 2016 (as at 31 December 2015: RMB727 million). Unrecognised deductible temporary differences of the Group amounted to RMB219 million as at 31 December 2016 (as at 31 December 2015: RMB186 million).

Commission File Number 001-31914

(d)	The analysis of deferred tax assets and deferred tax liabilities is as follows:

	As at 31	As at 31
	December 2016 RMB million	December 2015 RMB million

Deferred tax assets:
– deferred tax assets to be recovered after 12 months	3,024	9,528
– deferred tax assets to be recovered within 12 months	3,626	2,639

Subtotal	6,650	12,167

Deferred tax liabilities:
– deferred tax liabilities to be settled after 12 months	(13,037)	(26,850)
– deferred tax liabilities to be settled within 12 months	(1,381)	(2,270)

Subtotal	(14,418)	(29,120)

Net deferred tax liabilities	(7,768)	(16,953)

11	EARNINGS PER SHARE

There is no difference between basic and diluted earnings per share. The basic and diluted earnings per share for the year ended 31 December 2016 are based on the net profit for the year attributable to ordinary equity holders of the Company and the weighted average number of 28,264,705,000 ordinary shares (2015: 28,264,705,000 ordinary shares).

12	DIVIDENDS

Pursuant to the shareholders’ approval at the Annual General Meeting on 30 May 2016, a final dividend of RMB0.42 (inclusive of tax) per ordinary share totalling RMB11,871 million in respect of the year ended 31 December 2015 was declared and paid in 2016. The dividend has been recorded in the consolidated financial statements for the year ended 31 December 2016.

A distribution of RMB386 million (inclusive of tax) to the holders of Core Tier 2 Capital Securities was approved by management according to the authorization by the Board of Directors in 2016.

Pursuant to a resolution passed at the meeting of the Board of Directors on 23 March 2017, a final dividend of RMB0.24 (inclusive of tax) per ordinary share totalling approximately RMB6,784 million for the year ended 31 December 2016 was proposed for shareholders’ approval at the forthcoming Annual General Meeting. The dividend has not been recorded in the consolidated financial statements for the year ended 31 December 2016.

Commission File Number 001-31914

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 31 December 2016

	As at 31 December 2016 RMB million	As at 31 December 2015 RMB million

ASSETS
Property, plant and equipment	30,389	26,974
Investment properties	1,191	1,237
Investments in associates and joint ventures	119,766	47,175
Held-to-maturity securities	594,730	504,075
Loans	226,573	207,267
Term deposits	538,325	562,622
Statutory deposits – restricted	6,333	6,333
Available-for-sale securities	766,423	770,516
Securities at fair value through profit or loss	209,124	137,990
Securities purchased under agreements to resell	43,538	21,503
Accrued investment income	55,945	49,552
Premiums receivable	13,421	11,913
Reinsurance assets	2,134	1,420
Other assets	22,013	23,642
Cash and cash equivalents	67,046	76,096

Total assets	2,696,951	2,448,315

Commission File Number 001-31914

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (Continued)

As at 31 December 2016

	As at 31 December 2016 RMB million	As at 31 December 2015 RMB million

LIABILITIES AND EQUITY
Liabilities
Insurance contracts	1,847,986	1,715,985
Investment contracts	195,706	84,106
Policyholder dividends payable	87,725	107,774
Interest-bearing loans and borrowings	16,170	2,643
Bonds payable	37,998	67,994
Financial liabilities at fair value through profit or loss	2,031	856
Securities sold under agreements to repurchase	81,088	31,354
Annuity and other insurance balances payable	39,038	30,092
Premiums received in advance	35,252	32,266
Other liabilities	36,836	26,514
Deferred tax liabilities	7,768	16,953
Current income tax liabilities	1,214	5,347
Statutory insurance fund	491	217

Total liabilities	2,389,303	2,122,101

Equity
Share capital	28,265	28,265
Other equity instruments	7,791	7,791
Reserves	145,007	163,381
Retained earnings	122,558	123,055

Attributable to equity holders of the Company	303,621	322,492

Non-controlling interests	4,027	3,722

Total equity	307,648	326,214

Total liabilities and equity	2,696,951	2,448,315

Commission File Number 001-31914

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31 December 2016

	Attributable to equity holders of the Company				Non- controlling interests	Total
	Share capital RMB million	Other equity instruments RMB million	Reserves RMB million	Retained earnings RMB million	RMB million	RMB million

As at 1 January 2015	28,265	—	145,919	109,937	3,210	287,331
Net profit	—	—	—	34,699	488	35,187
Other comprehensive income	—	—	7,076	—	61	7,137

Total comprehensive income	—	—	7,076	34,699	549	42,324

Transactions with owners
Capital paid in by non-controlling interests	—	—	—	—	80	80
Capital paid in by other equity instruments holders	—	7,791	—	—	—	7,791
Appropriation to reserves	—	—	10,090	(10,090)	—	—
Dividends paid	—	—	—	(11,491)	—	(11,491)
Dividends to non-controlling interests	—	—	—	—	(117)	(117)
Others	—	—	296	—	—	296

Total transactions with owners	—	7,791	10,386	(21,581)	(37)	(3,441)

As at 31 December 2015	28,265	7,791	163,381	123,055	3,722	326,214

As at 1 January 2016	28,265	7,791	163,381	123,055	3,722	326,214
Net profit	—	—	—	19,127	458	19,585
Other comprehensive income	—	—	(25,774)	—	(2)	(25,776)

Total comprehensive income	—	—	(25,774)	19,127	456	(6,191)

Transactions with owners
Appropriation to reserves	—	—	7,367	(7,367)	—	—
Dividends paid	—	—	—	(12,257)	—	(12,257)
Dividends to non-controlling interests	—	—	—	—	(151)	(151)
Others	—	—	33	—	—	33

Total transactions with owners	—	—	7,400	(19,624)	(151)	(12,375)

As at 31 December 2016	28,265	7,791	145,007	122,558	4,027	307,648

Commission File Number 001-31914

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended 31 December 2016

	2016	2015
	RMB million	RMB million

CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax	23,842	45,931

Adjustments for:
Investment income	(109,147)	(97,582)
Net realised and unrealised losses/(gains) on financial assets	1,056	(42,506)
Insurance contracts	131,354	112,142
Depreciation and amortisation	2,083	2,036
Foreign exchange gains	(582)	(812)
Share of profit of associates and joint ventures, net	(5,855)	(1,974)
Changes in operating assets and liabilities:
Securities at fair value through profit or loss	(76,318)	(100,089)
Financial liabilities at fair value through profit or loss	1,539	403
Receivables and payables	124,466	70,482
Income tax paid	(9,331)	(8,380)
Interest received – securities at fair value through profit or loss	5,465	1,225
Dividends received – securities at fair value through profit or loss	526	313

Net cash inflows/(outflows) from operating activities	89,098	(18,811)

CASH FLOWS FROM INVESTING ACTIVITIES
Disposals and maturities:
Disposals of debt securities	10,447	11,546
Maturities of debt securities	50,101	41,806
Disposals of equity securities	508,476	400,451
Property, plant and equipment	114	199
Disposal of subsidiaries	(11)	3,875
Purchases:
Debt securities	(173,628)	(53,340)
Equity securities	(537,012)	(522,787)
Property, plant and equipment	(5,310)	(8,384)
Capital contribution to associates and joint ventures	(65,158)	(766)
Decrease/(increase) in term deposits, net	37,515	124,838
Decrease/(increase) in securities purchased under agreements to resell, net	(22,035)	(9,602)
Interest received	78,891	81,688
Dividends received	20,390	8,828
Decrease/(increase) in policy loans, net	(7,483)	(11,305)

Net cash inflows/(outflows) from investing activities	(104,703)	67,047

Commission File Number 001-31914

CONSOLIDATED STATEMENT OF CASH FLOWS (Continued)

For the year ended 31 December 2016

	2016	2015
	RMB million	RMB million
CASH FLOWS FROM FINANCING ACTIVITIES
Increase/(decrease) in securities sold under agreements to repurchase, net	49,999	(13,757)
Cash received from issuing other equity instruments	—	7,791
Interest paid	(4,891)	(4,471)
Dividends paid to equity holders of the Company	(12,257)	(11,491)
Dividends paid to non-controlling interests	(151)	(117)
Cash received from borrowings	13,831	—
Capital injected into subsidiaries by non-controlling interests	2,939	2,630
Cash repaid to lenders	(30,000)	—
Cash paid related to other financing activities	(13,200)	—

Net cash inflows/(outflows) from financing activities	6,270	(19,415)

Foreign exchange gains/(losses) on cash and cash equivalents	285	241

Net increase/(decrease) in cash and cash equivalents	(9,050)	29,062

Cash and cash equivalents

Beginning of the year	76,096	47,034

End of the year	67,046	76,096

Analysis of balances of cash and cash equivalents
Cash at banks and in hand	64,364	74,135
Short-term bank deposits	2,682	1,961

Commission File Number 001-31914

SEGMENT INFORMATION

1	Operating segments

The Group operates in four operating segments:

(i)	Life insurance business (Life)

Life insurance business relates primarily to the sale of life insurance policies, including those life insurance policies without significant insurance risk transferred.

(ii)	Health insurance business (Health)

Health insurance business relates primarily to the sale of health insurance policies, including those health insurance policies without significant insurance risk transferred.

(iii)	Accident insurance business (Accident)

Accident insurance business relates primarily to the sale of accident insurance policies.

(iv)	Other businesses (Others)

Other businesses relate primarily to income and allocated cost of insurance agency business in respect of services to China Life Insurance (Group) Company, net share of profit of associates and joint ventures, income and expenses of subsidiaries, and unallocated income and expenditure of the Group.

2	Allocation basis of income and expenses

Investment income, net realised gains/(losses) on financial assets, net fair value gains/(losses) through profit or loss and foreign exchange gains/(losses) within other expenses are allocated among segments in proportion to the respective segments’ average liabilities of insurance contracts and investment contracts at the beginning and end of the year. Administrative expenses are allocated among segments in proportion to the unit cost of respective products in the different segments. Unallocated other income and other expenses are presented in the “Others” segment directly. Income tax is not allocated.

3	Allocation basis of assets and liabilities

Financial assets and securities sold under agreements to repurchase are allocated among segments in proportion to the respective segment’s average liabilities of insurance contracts and investment contracts at the beginning and end of the year. Insurance and investment contract liabilities are presented under the respective segments. The remaining assets and liabilities are not allocated.

Commission File Number 001-31914

	For the year ended 31 December 2016
	Life	Health	Accident	Others	Elimination	Total
	RMB million

Revenues
Gross written premiums	361,905	54,010	14,583	—	—	430,498
– Term life	3,871	—	—	—	—
– Whole life	29,524	—	—	—	—
– Endowment	188,415	—	—	—	—
– Annuity	140,095	—	—	—	—
Net premiums earned	361,649	50,590	13,991	—	—	426,230
Investment income	103,723	4,122	403	899	—	109,147
Net realised gains/(losses) on financial assets	5,823	231	23	(39)	—	6,038
Net fair value gains/(losses) through profit or loss	(6,436)	(255)	(25)	(378)	—	(7,094)
Other income	1,345	86	—	5,919	(890)	6,460
Including: inter-segment revenue	—	—	—	890	(890)	—

Segment revenues	466,104	54,774	14,392	6,401	(890)	540,781

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(251,155)	(1,977)	(25)	—	—	(253,157)
Accident and health claims and claim adjustment expenses	—	(21,958)	(5,311)	—	—	(27,269)
Increase in insurance contract liabilities	(109,767)	(16,578)	(274)	—	—	(126,619)
Investment contract benefits	(5,091)	(225)	—	—	—	(5,316)
Policyholder dividends resulting from participation in profits	(15,787)	(96)	—	—	—	(15,883)
Underwriting and policy acquisition costs	(38,459)	(6,906)	(4,441)	(2,216)	—	(52,022)
Finance costs	(4,395)	(174)	(17)	(181)	—	(4,767)
Administrative expenses	(22,248)	(4,373)	(2,899)	(2,334)	—	(31,854)
Other expenses	(3,666)	(256)	(467)	(1,360)	890	(4,859)
Including: inter-segment expenses	(853)	(34)	(3)	—	890	—
Statutory insurance fund contribution	(804)	(138)	(106)	—	—	(1,048)

Segment benefits, claims and expenses	(451,372)	(52,681)	(13,540)	(6,091)	890	(522,794)

Share of profit of associates and joint ventures, net	—	—	—	5,855	—	5,855

Segment results	14,732	2,093	852	6,165	—	23,842

Income tax						(4,257)

Net profit						19,585

Attributable to
– Equity holders of the Company						19,127
– Non-controlling interests						458

Other comprehensive income attributable to equity holders of the Company	(23,433)	(930)	(91)	(1,320)	—	(25,774)

Depreciation and amortisation	1,490	257	196	140	—	2,083

Commission File Number 001-31914

	As at 31 December 2016
	Life	Health	Accident	Others	Elimination	Total
	RMB million

Assets
Financial assets (including cash and cash equivalents)	2,379,782	92,220	8,906	27,392	—	2,508,300
Others	8,165	6,776	491	119,766	—	135,198

Segment assets	2,387,947	98,996	9,397	147,158	—	2,643,498

Unallocated
Property, plant and equipment						30,389
Others						23,064

Total						2,696,951

Liabilities
Insurance contracts	1,762,363	77,837	7,786	—	—	1,847,986
Investment contracts	183,773	11,933	—	—	—	195,706
Securities sold under agreements to repurchase	77,649	3,081	302	56	—	81,088
Others	73,277	3,563	338	18,194	—	95,372

Segment liabilities	2,097,062	96,414	8,426	18,250	—	2,220,152

Unallocated
Others						169,151

Total						2,389,303

Commission File Number 001-31914

	For the year ended 31 December 2015
	Life	Health	Accident	Others	Elimination	Total
	RMB million

Revenues
Gross written premiums	308,169	42,041	13,761	—	—	363,971
– Term life	3,476	—	—	—	—
– Whole life	28,119	—	—	—	—
– Endowment	177,871	—	—	—	—
– Annuity	98,703	—	—	—	—
Net premiums earned	308,081	40,855	13,365	—	—	362,301
Investment income	93,819	2,983	344	436	—	97,582
Net realised gains/(losses) on financial assets	31,259	992	115	(69)	—	32,297
Net fair value gains/(losses) through profit or loss	9,863	313	36	(3)	—	10,209
Other income	1,074	61	—	5,006	(1,081)	5,060
Including: inter-segment revenue	—	—	—	1,081	(1,081)	—

Segment revenues	444,096	45,204	13,860	5,370	(1,081)	507,449

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(219,944)	(1,737)	(20)	—	—	(221,701)
Accident and health claims and claim adjustment expenses	—	(16,858)	(4,151)	—	—	(21,009)
Increase in insurance contract liabilities	(93,668)	(15,803)	(38)	—	—	(109,509)
Investment contract benefits	(2,076)	(188)	—	—	—	(2,264)
Policyholder dividends resulting from participation in profits	(33,328)	(163)	—	—	—	(33,491)
Underwriting and policy acquisition costs	(24,921)	(5,528)	(3,813)	(1,307)	—	(35,569)
Finance costs	(4,054)	(129)	(15)	(122)	—	(4,320)
Administrative expenses	(18,293)	(3,811)	(3,136)	(2,218)	—	(27,458)
Other expenses	(6,345)	(327)	(840)	(997)	1,081	(7,428)
Including: inter-segment expenses	(1,044)	(33)	(4)	—	1,081	—
Statutory insurance fund contribution	(546)	(103)	(94)	—	—	(743)

Segment benefits, claims and expenses	(403,175)	(44,647)	(12,107)	(4,644)	1,081	(463,492)

Share of profit of associates and joint ventures, net	—	—	—	1,974	—	1,974

Segment results	40,921	557	1,753	2,700	—	45,931

Income tax						(10,744)

Net profit						35,187

Attributable to
– Equity holders of the Company						34,699
– Non-controlling interests						488

Other comprehensive income attributable to equity holders of the Company	6,359	202	23	492	—	7,076

Depreciation and amortisation	1,388	263	240	145	—	2,036

Commission File Number 001-31914

	As at 31 December 2015
	Life	Health	Accident	Others	Elimination	Total
	RMB million

Assets
Financial assets (including cash and cash equivalents)	2,243,403	69,565	7,968	14,900	—	2,335,836
Others	7,904	4,917	475	47,175	—	60,471

Segment assets	2,251,307	74,482	8,443	62,075	—	2,396,307

Unallocated
Property, plant and equipment						26,974
Others						25,034

Total						2,448,315

Liabilities
Insurance contracts	1,652,469	57,024	6,492	—	—	1,715,985
Investment contracts	74,046	10,060	—	—	—	84,106
Securities sold under agreements to repurchase	29,329	931	108	986	—	31,354
Others	94,589	3,278	401	3,499	—	101,767

Segment liabilities	1,850,433	71,293	7,001	4,485	—	1,933,212

Unallocated
Others						188,889

Total						2,122,101

Commission File Number 001-31914

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Basis of preparation

The Group has prepared these consolidated financial statements in accordance with International Financial Reporting Standards (“IFRSs”), amendments to IFRSs and interpretations issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the applicable disclosure requirements of the Hong Kong Companies Ordinance. The Group has prepared the consolidated financial statements under the historical cost convention, except for financial assets and liabilities at fair value through profit or loss, available-for-sale securities, insurance contract liabilities and certain property, plant and equipment at deemed cost as part of the Restructuring process. The preparation of financial statements in compliance with IFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies.

New accounting standards and amendments adopted by the Group for the first time for the financial year beginning on 1 January 2016

Standards/Amendments	Content	Effective for annual periods beginning on or after

IAS 1 Amendments	Disclosure Initiative	1 January 2016
IAS 27 Amendments	Equity Method in Separate Financial Statements	1 January 2016
IFRS 10, IFRS 12 and IAS 28 Amendments	Investment Entities: Applying the Consolidation Exception	1 January 2016
IFRS 11 Amendments	Accounting for Acquisitions of Interests in Joint Operations	1 January 2016

Amendments to IAS 1 – Disclosure Initiative

The amendments to IAS 1 clarify, rather than significantly change, existing IAS 1 requirements. The amendments clarify: the materiality requirements in IAS 1; that specific line items in the statement of comprehensive income and the statement of financial position should be disaggregated; that entities have flexibility as to the order in which they present the notes to financial statements; that the share of other comprehensive income (“OCI”) of associates and joint ventures accounted for using the equity method must be presented in aggregate as a single line item, and classified between those items that will or will not be subsequently reclassified to profit or loss. Furthermore, the amendments clarify the requirements that apply when additional subtotals are presented in the statement of financial position and the statement of comprehensive income. The Group’s consolidated financial statements have complied with the amendments.

Commission File Number 001-31914

IAS 27 Amendments – Equity Method in Separate Financial Statements

The amendments to IAS 27 allow entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements. The Group does not elect to change to the equity method in the separate financial statements, and the amendments do not have any impact on the Group’s consolidated financial statements.

IFRS 10, IFRS 12 and IAS 28 Amendments – Investment Entities: Applying the Consolidation Exception

Amendments to IFRS 10 clarify that the exemption from presenting consolidated financial statements applies to a parent entity that is a subsidiary of an investment entity, when the investment entity measures all of its subsidiaries at fair value. The amendments to IFRS 10 also clarify that only a subsidiary that is not an investment entity itself and provides support services to the investment entity is consolidated. All other subsidiaries of an investment entity are measured at fair value. Consequential amendments were made to IFRS 12 to require an investment entity that prepares financial statements in which all of its subsidiaries are measured at fair value through profit or loss in accordance with IFRS 9 to present the disclosures in respect of investment entities in accordance with IFRS 12. IAS 28 was also amended to allow an investor that is not itself an investment entity, and has an interest in an investment entity associate or joint venture, to retain the fair value measurement applied by the investment entity associate or joint venture to the interest in its subsidiaries. The amendments to IFRS10 and IFRS 12 do not have any material impact on the Group’s consolidated financial statements as the Company is not an investment entity as defined in IFRS 10. The Group applied the amendments to IAS28 when accounting for associates which are investment entities themselves.

IFRS 11 Amendments – Accounting for Acquisitions of Interests in Joint Operations

The amendments to IFRS 11 require that a joint operator accounting for the acquisition of an interest in a joint operation, in which the activity of the joint operation constitutes a business, must apply the relevant IFRS 3 principles for business combinations accounting. The amendments also clarify that a previously held interest in a joint operation is not remeasured on the acquisition of an additional interest in the same joint operation while joint control is retained. The amendments are not relevant to the Group, since the Group had no joint operation as at 31 December 2016.

In addition, the Annual Improvements 2012-2014 Cycle issued in September 2014 sets out amendments to other standards. These annual improvements were established to make non-urgent but necessary amendments to IFRSs. There are no material changes to the accounting policies of the Group as a result of these annual improvements.

Commission File Number 001-31914

New accounting standards and amendments that are not yet effective and have not been early adopted by the Group for the financial year beginning on 1 January 2016

Standards/Amendments	Content	Effective for annual period beginning on or after

IAS 7 Amendments	Disclosure Initiative	1 January 2017
IAS 12 Amendments	Recognition of Deferred Tax Assets for Unrealized Losses	1 January 2017
IFRS 2 Amendments	Classification and Measurement of Share-based Payment Transactions	1 January 2018
IFRS 9	Financial Instruments	1 January 2018
IFRS 15	Revenue from Contracts with Customers	1 January 2018
IFRS 15 Amendments	Clarifications to IFRS 15 Revenue from Contracts with Customers	1 January 2018
IFRS 4 Amendments	Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts	1 January 2018
IFRS 16	Leases	1 January 2019
IFRS 10 and IAS 28 Amendments	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	No mandatory effective date yet determined but available for adoption

The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

IAS 7 Amendments – Disclosure Initiative

Amendments to IAS 7 Statement of Cash Flows require an entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. The amendments will result in additional disclosure to be provided in the financial statements. The Group expects to adopt the amendments from 1 January 2017.

Commission File Number 001-31914

IAS 12 Amendments – Recognition of Deferred Tax Assets for Unrealized Losses

Amendments to IAS 12 were issued with the purpose of addressing the recognition of deferred tax assets for unrealized losses related to debt instruments measured at fair value, although they also have a broader application for other situations. The amendments clarify that an entity, when assessing whether taxable profits will be available against which it can utilise a deductible temporary difference, needs to consider whether tax law restricts the sources of taxable profits against which it may make deductions on the reversal of that deductible temporary difference. Furthermore, the amendments provide guidance on how an entity should determine future taxable profits and explain the circumstances in which taxable profit may include the recovery of some assets for more than their carrying amount. The Group expects to adopt the amendments from 1 January 2017.

IFRS 2 Amendments – Classification and Measurement of Share-based Payment Transactions

In June 2016, the IASB issued amendments to IFRS 2 Share-based Payment that address three main areas: the effects of vesting conditions on the measurement of a cash-settled share-based payment transaction; the classification of a share-based payment transaction with net settlement features for withholding a certain amount in order to meet the employee’s tax obligations associated with the share- based payment; and accounting where a modification to the terms and conditions of a share-based payment transaction changes its classification from cash-settled to equity-settled. The amendments clarify that the approach used to account for vesting conditions when measuring equity-settled share- based payments also applies to cash-settled share-based payments. The amendments introduce an exception so that a share-based payment transaction with net share settlement features for withholding a certain amount in order to meet the employee’s tax obligation is classified in its entirety as an equity- settled share-based payment transaction when certain conditions are met. Furthermore, the amendments clarify that if the terms and conditions of a cash-settled share-based payment transaction are modified, with the result that it becomes an equity-settled share-based payment transaction, the transaction is accounted for as an equity-settled transaction from the date of the modification. The Group expects to adopt the amendments from 1 January 2018. The amendments are not expected to have any significant impact on the Group’s consolidated financial statements.

IFRS 9 – Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, bringing together all phases of the financial instruments project to replaces IAS 39 and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early adoption permitted. The Group is currently assessing the impact of the standard upon adoption, and expects that the adoption of IFRS 9 will have an impact on the classification, measurement and impairment of the Group’s financial instruments in the Group’s consolidated financial statements.

Commission File Number 001-31914

IFRS 15 – Revenue from Contracts with Customers and IFRS 15 Amendments

IFRS 15 establishes a new five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognised at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach for measuring and recognising revenue. The standard also introduces extensive qualitative and quantitative disclosure requirements, including disaggregation of total revenue, information about performance obligations, changes in contract asset and liability account balances between periods and key judgements and estimates. The standard will supersede all current revenue recognition requirements under IFRSs. In April 2016, the IASB issued amendments to IFRS 15 to address the implementation issues on identifying performance obligations, application guidance on principal-versus-agent consideration, licences of intellectual property, and transition. The amendments are also intended to help ensure a more consistent application when entities adopt IFRS 15 and decrease the cost and complexity of applying the standard. IFRS 15 and the amendments are effective for annual periods beginning on or after 1 January 2018, early adoption is permitted. The Group plans to adopt the new standard on the required effective date using the full retrospective method.

Given insurance contracts are scoped out of IFRS 15, the Group expects the main impact of the new standard to be on the accounting for income from administrative and investment management services. The Group does not expect the impact to be significant. The Group is currently assessing the impact on the Group’s consolidated financial statements.

IFRS 4 – Amendments Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts

Amendments to IFRS 4 address issues arising from the different effective dates of IFRS 9 and the upcoming new insurance contracts standard (IFRS 17). The amendments introduce two alternative options that allow entities issuing contracts within the scope of IFRS 4 for the adoption of IFRS 9, notably a temporary exemption and an overlay approach. The temporary exemption enables entities whose activities are predominantly connected with insurance to defer the implementation date of IFRS 9 until the earlier of the effective date of the new insurance contracts standard and annual reporting periods beginning on or after 1 January 2021. The overlay approach allows entities applying IFRS 9 from 2018 onwards to remove from profit or loss the effects arising from the adoption of IFRS 9 and reclassify the amounts to OCI for designated financial assets. An entity can apply the temporary exemption from IFRS 9 for annual periods beginning on or after 1 January 2018, or apply the overlay approach when it applies IFRS 9 for the first time. The Group is currently performing an assessment of the amendments to conclude which approach to apply.

Commission File Number 001-31914

IFRS 16 – Leases

IFRS 16 was issued in January 2016 and it replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees-leases of low-value assets and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognise a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). Lessees will be required to separately recognise the interest expense on the lease liability and the depreciation expense on the right-of-use asset. Lessees will be also required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognise the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset. Lessor accounting under IFRS 16 is substantially unchanged from today’s accounting under IAS 17. Lessors will continue to classify all leases using the same classification principle as in IAS 17 and distinguish between two types of leases: operating and finance leases. IFRS 16 also requires lessees and lessors to make more extensive disclosures than under IAS 17. IFRS 16 is effective for annual periods beginning on or after 1 January 2019. Early application is permitted, but not before an entity applies IFRS 15. A lessee can choose to apply the standard using either a full retrospective or a modified retrospective approach. The standard’s transition provisions permit certain reliefs. In 2017, the Group plans to assess the potential effect of IFRS 16 on its consolidated financial statements.

IFRS 10 and IAS 28 Amendments – Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

Amendments to IFRS 10 and IAS 28 address an inconsistency between the requirements in IFRS 10 and IAS 28 in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The amendments require a full recognition of a gain or loss when the sale or contribution of assets between an investor and its associate or joint venture constitutes a business. For a transaction involving assets that do not constitute a business, a gain or loss resulting from the transaction is recognised in the investor’s profit or loss only to the extent of the unrelated investor’s interest in that associate or joint venture. The amendments are to be applied prospectively. The previous mandatory effective date of amendments to IFRS 10 and IAS 28 was removed and a new mandatory effective date will be determined after the completion of a broader review of accounting for associates and joint ventures. However, the amendments are available for application now.

In addition, the Annual Improvements 2014-2016 Cycle issued in December 2016 set out amendments to other standards. There are no material changes to the accounting policies of the Group as a result of these annual improvements.

Commission File Number 001-31914

EMBEDDED VALUE

Assumptions

Economic assumptions: The calculations are based upon assumed corporate tax rate of 25% for all years. The investment returns are assumed to be grading from 4.6% to 5% by 0.2% every year (remaining level thereafter). 13% grading to 17% (remaining level thereafter) of the investment return is assumed to be exempt from income tax. These investment return and tax exempt assumptions are based on the Company’s strategic asset mix and expected future returns. The risk-adjusted discount rate used is 10%.

Other operating assumptions such as mortality, morbidity, lapses and expenses are based on the Company’s recent operating experience and expected future outlook.

Summary of Results

The embedded value as at 31 December 2016 and the value of one year’s sales for the 12 months to 31 December 2016, the corresponding results as at 31 December 2015 are shown below:

Table 1

Components of Embedded Value and Value of One Year’s Sales			RMB million
ITEM		31 December 2016	31 December 2015

A	Adjusted Net Worth	349,528	268,729
B	Value of In-Force Business before Cost of Required Capital	332,317	335,500
C	Cost of Required Capital	(29,787)	(43,951)
D	Value of In-Force Business after Cost of Required Capital (B + C)	302,530	291,549
E	Embedded Value (A + D)	652,057	560,277

F	Value of One Year’s Sales before Cost of Required Capital	53,952	35,684
G	Cost of Required Capital	(4,641)	(4,155)
H	Value of One Year’s Sales after Cost of Required Capital (F + G)	49,311	31,528

Note:	Numbers may not be additive due to rounding.

Commission File Number 001-31914

Value of One Year’s Sales by Channel

The value of one year’s sales by channel is shown below:

Table 2

Value of One Year’s Sales by Channel		RMB million
Channel	31 December 2016	31 December 2015

Exclusive Individual Agent Channel	46,326	28,851
Group Insurance Channel	375	371
Bancassurance Channel	2,610	2,306

Total	49,311	31,528

Note:	Numbers may not be additive due to rounding.

Commission File Number 001-31914

Movement Analysis

The following analysis tracks the movement of the embedded value from the start to the end of the Reporting Period.

Table 3

Analysis of Embedded Value Movement in 2016		RMB million
ITEM
A	Embedded Value at Start of Year	560,277
B	Expected Return on Embedded Value	52,168
C	Value of New Business in the Period	49,311
D	Operating Experience Variance	(1,792)
E	Investment Experience Variance	(31,029)
F	Methodology, Model and Assumption Changes	48,116
G	Market Value and Other Adjustments	(13,973)
H	Exchange Gains or Losses	651
I	Shareholder Dividend Distribution and Capital Injection	(12,257)
J	Other	585
K	Embedded Value as at 31 December 2016 (sum A through J)	652,057

Notes: 1)	Numbers may not be additive due to rounding.

2)	Items B through J are explained below:

B	Reflects expected impact of covered business, and the expected return on investments supporting the 2016 opening net worth.

C	Value of one year’s sales in 2016.

D	Reflects the difference between actual operating experience in 2016 (including mortality, morbidity, lapse, and expenses etc.) and the assumptions.

E	Compares actual with expected investment returns during 2016.

F	Reflects the effect of change of appraisal methodology, model and assumption enhancements. The change of appraisal methodology increased embedded value by RMB64,335 million. The enhancements of assumptions decreased embedded value by RMB16,218 million.

G	Change in the market value adjustment from the beginning of year 2016 to 31 December 2016 and other related adjustments.

H	Reflects the gains or losses due to changes in exchange rate.

I	Reflects dividends distributed to shareholders.

J	Other miscellaneous items.

Commission File Number 001-31914

Sensitivity Results

Sensitivity testing was performed using a range of alternative assumptions. In each of the sensitivity tests, only the assumption referred to was changed, with all other assumptions remaining unchanged. The results are summarized below:

Table 4

Sensitivity Results	RMB million

		Value of In-Force Business after Cost of Required Capital	Value of One Year’s Sales after Cost of Required Capital

	Base case scenario	302,530	49,311
1.	Risk discount rate +50bps	289,475	47,069
2.	Risk discount rate -50bps	316,555	51,712
3.	Investment return +50bps	353,748	57,745
4.	Investment return -50bps	251,560	40,898
5.	10% increase in expenses	298,764	46,623
6.	10% decrease in expenses	306,295	51,998
7.	10% increase in mortality rate for non-annuity products and 10% decrease in mortality rate for annuity products	300,225	48,696
8.	10% decrease in mortality rate for non-annuity products and 10% increase in mortality rate for annuity products	304,829	49,926
9.	10% increase in lapse rates	301,530	48,340
10.	10% decrease in lapse rates	303,441	50,251
11.	10% increase in morbidity rates	298,350	48,385
12.	10% decrease in morbidity rates	306,744	50,238

	Adjusted Net Worth	Value of In-Force Business after Cost of Required Capital	Value of One Year’s Sales after Cost of Required Capital

Restatement of 2015 results	355,613	269,939	31,912

Note:	2015 results are recalculated in accordance with the “CAA Standards of Actuarial Practice” and using the new assumptions (including economic and operating assumptions).

Commission File Number 001-31914

CORPORATE GOVERNANCE

The Company has applied the principles of the Corporate Governance Code as set out in Appendix 14 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, and has complied with all code provisions of the Corporate Governance Code during the Reporting Period.

PURCHASE, SALES OR REDEMPTION OF THE COMPANY’S SECURITIES

During the Reporting Period, the Company and its subsidiaries did not purchase, sell or redeem any of the Company’s listed securities.

ELIGIBILITY FOR ATTENDING THE ANNUAL GENERAL MEETING AND CLOSURE OF REGISTER OF MEMBERS FOR H SHARES

The H Share register of members of the Company will be closed for the purpose of determining H Share shareholders’ entitlement to attend the Annual General Meeting, from Saturday, 29 April 2017 to Wednesday, 31 May 2017 (both days inclusive), during which period no transfer of H Shares will be registered. In order to attend the Annual General Meeting, H Share shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Friday, 28 April 2017.

RECOMMENDATION OF FINAL DIVIDEND, WITHHOLDING AND PAYMENT OF INCOME TAX, AND CLOSURE OF REGISTER OF MEMBERS FOR H SHARES

The Board of Directors has recommended a final dividend of RMB0.24 per share (inclusive of tax), amounting to a total of approximately RMB6,784 million, subject to the approval of shareholders at the forthcoming Annual General Meeting scheduled on Wednesday, 31 May 2017. If approved, the final dividend is expected to be paid on Friday, 4 August 2017 to the H Share shareholders whose names appear on the H Share register of members of the Company on Thursday, 15 June 2017.

The H Share register of members of the Company will be closed from Saturday, 10 June 2017 to Thursday, 15 June 2017 (both days inclusive), during which period no transfer of shares will be registered. In order to be entitled to the dividend, H Share shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Friday, 9 June 2017.

Commission File Number 001-31914

According to the Enterprise Income Tax Law of the People’s Republic of China and its implementation regulations which came into effect on 1 January 2008 and other relevant rules and regulations, the Company is required to withhold and pay enterprise income tax at the rate of 10% before distributing the 2016 final dividend to non-resident enterprise shareholders as appearing on the H Share register of members of the Company. Any shares registered in the name of non-individual registered shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organizations, will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the enterprise income tax.

Pursuant to the Individual Income Tax Law of People’s Republic of China and its implementation regulations and other relevant rules and regulations, the Company is required to withhold and pay individual income tax before distributing the 2016 final dividend to individual shareholders as appearing on the H Share register of members of the Company (the “Individual H Shareholders”). However, the Individual H Shareholders may be entitled to certain tax preferential treatments pursuant to the tax treaties between the PRC and the countries (regions) in which the Individual H Shareholders are domiciled and the tax arrangements between Mainland China and Hong Kong (Macau). In this regard, the Company will implement the following arrangements in relation to the withholding and payment of individual income tax for the Individual H Shareholders:

•	For Individual H Shareholders who are Hong Kong or Macau residents or whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of 10%, the Company will withhold and pay individual income tax at the rate of 10% on behalf of the Individual H Shareholders in the distribution of final dividend;

•	For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of less than 10%, the Company will temporarily withhold and pay individual income tax at the rate of 10% on behalf of the Individual H Shareholders in the distribution of final dividend;

•	For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of more than 10% but less than 20%, the Company will withhold and pay individual income tax at the effective tax rate stipulated in the relevant tax treaty in the distribution of final dividend;

•	For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of 20%, or a country (region) which has not entered into any tax treaties with the PRC, or under any other circumstances, the Company will withhold and pay individual income tax at the rate of 20% on behalf of the Individual H Shareholders in the distribution of final dividend.

Commission File Number 001-31914

If Individual H Shareholders consider that the tax rate adopted by the Company for the withholding and payment of individual income tax on their behalf is not the same as the tax rate stipulated in any tax treaties between the PRC and the countries (regions) in which they are domiciled, please submit promptly to the H Share registrar of the Company, Computershare Hong Kong Investor Services Limited, a letter of entrustment and all application materials showing that they are residents of a country (region) which has entered into a tax treaty with the PRC. The Company will then submit the above documents to competent tax authorities who will proceed with the subsequent tax related arrangements.

As to the A Share shareholders, it is expected that the Company will complete the distribution of the 2016 final dividend by Tuesday, 20 June 2017. The Company will announce separately on the Shanghai Stock Exchange details of the arrangement regarding the distribution of the 2016 final dividend to its A Share shareholders.

For Hong Kong investors (including enterprises and individuals) investing in the Company’s A Shares via the Shanghai Stock Connect Program, their dividends will be distributed in RMB by the Company through the Shanghai Branch of China Securities Depository and Clearing Corporation Limited to the account of the nominee holding such A Shares. The Company will withhold and pay income tax at the rate of 10% on behalf of those investors. For investors via the Shanghai Stock Connect Program who are tax residents of other countries and whose country of domicile is a country which has entered into a tax treaty with the PRC stipulating a dividend tax rate of less than 10%, those enterprises or individuals may, or may entrust a withholding agent to, apply to the competent tax authorities for the entitlement of the rate under such tax treaty. Upon approval by the tax authorities, the paid amount in excess of the tax payable based on the tax rate according to such tax treaty will be refunded. The record date, the dividend distribution date and other arrangements for investors via the Shanghai Stock Connect Program will be the same as those for the Company’s A Share shareholders.

For Mainland investors (including enterprises and individuals) investing in the Company’s H Shares via the Hong Kong Stock Connect Program, the Shanghai Branch of China Securities Depository and Clearing Corporation Limited, as the nominee of the holders of H Shares for investors via the Hong Kong Stock Connect Program, will receive the dividends distributed by the Company and distribute such dividends to the relevant investors of H Shares through its depositary and clearing system. The final dividend to be distributed to the investors of H Shares via the Hong Kong Stock Connect Program will be paid in RMB. If approved at the Annual General Meeting, the final dividend is expected to be paid on Wednesday, 9 August 2017 to the investors of H Shares via the Hong Kong Stock Connect Program. Pursuant to the Notice on Relevant Taxation Policies Concerning the Pilot Inter-connected Mechanism for Trading on the Shanghai Stock Market and the Hong Kong Stock Market (Cai Shui [2014] No. 81) promulgated on 17 November 2014:

•	For Mainland individual investors who invest in the H Shares of the Company via the Hong Kong Stock Connect Program, the Company will withhold individual income tax at the rate of 20% in the distribution of the final dividend. Individual investors may, by producing valid tax payment proofs, apply to the competent tax authority of China Securities Depository and Clearing Corporation Limited for tax refund relating to the withholding tax already paid abroad. For Mainland securities investment funds that invest in the H Shares of the Company via the Hong Kong Stock Connect Program, the Company will withhold individual income tax in the distribution of the final dividend pursuant to the foregoing provisions;

Commission File Number 001-31914

•	For Mainland enterprise investors that invest in the H Shares of the Company via the Hong Kong Stock Connect Program, the Company will not withhold the income tax in the distribution of the final dividend and the Mainland enterprise investors shall file the tax returns on their own.

REVIEW OF ANNUAL RESULTS

The Audit Committee of the Company has reviewed the annual results of the Company for the year ended 31 December 2016. The 2016 consolidated financial statements of the Company prepared in accordance with the International Financial Reporting Standards have been audited by Ernst & Young based on the International Standards on Auditing, and Ernst & Young has issued standard unqualified opinions on the 2016 consolidated financial statements.

PUBLICATION OF ANNUAL REPORT

The Company’s annual report will be published on the Company’s website (http://www.e-chinalife.com) and the HKExnews’ website of Hong Kong Exchanges and Clearing Limited (http://www.hkexnews.hk) in due course.

This announcement is published in both English and Chinese. Should there be any inconsistency between the Chinese and English versions, the Chinese version shall prevail.

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng
Non-executive Directors:	Miao Jianmin, Wang Sidong, Liu Jiade
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike,
Tang Xin, Leung Oi-Sie Elsie

By Order of the Board
CHINA LIFE INSURANCE COMPANY LIMITED
Yang Mingsheng
Chairman

Beijing, China

23 March 2017